485 Metro Place South, Suite 275
Dublin, Ohio 43017
Ph: (614) 923-8822 Fax (614) 923-5242
www.nivm.com

January 30, 2009

VIA Edgar and Federal Express
Rufus Decker, Accounting Branch Chief
United States Securities and Exchange Commission
Division of Corporation Finance
Mail Stop 70-10
Washington, D.C. 20549-7010

Re:	Form 10-KSB for the fiscal year ended December 31, 2007 Form 10-Q for the period ended September 30, 2008 File No. 000-51252

Dear Mr. Decker:

This letter is in response to the December 9, 2008 letter from the staff of the Securities and Exchange Commission (the “Commission”) to National Investment Managers Inc. (the “Company”). For convenience, each comment of the December 9, 2008 letter provided by the Commission is repeated followed by our responses. We believe that the following information responds fully and completely to each of the comments in the Commission’s letter.

FORM 10-KSB FOR THE YEAR ENDED DECEMBER 31, 2007

Consolidated Financial Statements

Note 4 – Commitments and Contingencies, page F-12

1.
We note your response to comment 7 from our letter dated October 30, 2008 in which you indicate that you did not recognize your lease expense on a straight-line basis. You disclose the impact of this error upon your 2007 Statement of Operations, however it is unclear what impact this error had on all other financial statement periods included in your filing. Please address each of the following:

•
Quantify the impact of this error on the year ended December 31, 2006 and each of the interim periods during the years ended December 31, 2006, 2007 and the first three interim periods of 2008. The impact of the $144,000 error on your operating loss for 2007 was 11.4%

•	Tell us how you considered the provisions of SAB Topics 1:M and 1:N in determining that this error was not quantitatively or qualitatively material to any periods presented;

•
Explain to us why you do not plan to record a catch up adjustment as of the beginning of the most recent fiscal year and then correctly apply lease accounting in future periods if you continue to believe the impact to prior periods was immaterial; and

•	Include the disclosures previously requested in comment 7 of our October 30, 2008 letter.

Response:
The additional expense that would have been recorded for the year ended December 31, 2006 is $68,890.  This expense represents 1.3 % of the Company’s 2006 net loss before preferred stock dividends for the year. The additional expense that would have been recorded in 2006 for the first, second, third and fourth quarters is $20,451, $18,046, $14,514 and $15,879 respectively.

The additional expense that would have been recorded for the year ended December 31, 2007 is $66,295. This expense represents 94 basis points of the Company’s net loss before preferred stock dividends for the year. The additional expense that would have been recorded in 2007 for the first, second, third and fourth quarters is $24,269, $12,491, $8,963 and $20,572, respectively.

The year to date additional expense that would have been recorded through September 30, 2008 is $is $27,322.  This expense represents 1.7% of the Company’s net income before preferred stock dividends.  The additional expense that would have been recorded in 2008 for the first, second and third quarters is $10,151, $8,320 and $8,851 respectively.

The beginning equity balance in 2006 was overstated by $8,471 which represented 7 basis points of opening equity.  The unrecorded liability at year end 2006 was $77,361, which represents 47 basis points of ending equity. The unrecorded liability at year end 2007 was $143,654, which  represents 1.0% of ending equity.  The unrecorded liability at September 30, 2008 was $170,978, which represents 1.1% of ending equity.

The Company has considered the provisions of SAB topics 1: M and 1:N.  The Company believes that the impact of the above accounting method is not material to the quarterly or annual financial statements, as previously filed. In considering the materiality of this accounting method, the Company has considered the qualitative and quantitative impact on the earnings trend of the Company by quarter, the fact that there is no impact on the EPS for each quarter, and the fact that cash flows are not impacted.   In addition, from a net income (loss) perspective, the additional expenses reflected in the foregoing paragraphs would be reduced by an associated deferred tax benefit.   The Company expects that the unrecorded liability associated with the deferred rent on these historic leases will begin to decrease appreciably in 2009 and continue to not be material to the Company’s ending equity as reported.  The Company was first aware of this issue in 2006 and 2007 and continued to evaluate the impact of its historical accounting approach as not materially different from GAAP.  Given the limited accounting resources and the cost benefits of the immaterial impact the Company historically elected to continue this accounting method. The Company will apply “straight- lining” to all future operating lease contracts and will continue to evaluate the materiality of this historic accounting method in future financials as the accounting method expires with the existing leases.

The Company shall add the following disclosure to its December 31, 2008 financial statements.

“The Company and its subsidiaries have entered into several operating lease agreements, some of which contain provisions for future rent increases during the term of the lease.   The Company charges rental payments to rent expense as the payments are made which materially represents GAAP accounting for the existing leases. Future operating leases will be charged to operations by amortizing the minimum rent payable over the term of the lease, using the straight line method.

Note 7 – Debt, page F-14

2.
We note your response to comment 8 from our letter dated October 30, 2008. In our comment, we asked you to review your filing here or in MD&A to disclose your most stringent debt covenant computations for each period presented, along with a reconciliation to relevant GAAP amounts. We note that, while you included a description of your financial covenants in your Form 10-Q for the period ended September 30, 2008, you did not include the actual computations. In addressing this comment, please show us how you will revise future annual and quarterly filings to include a tabular presentation that sets forth your compliance with your most stringent debt covenants by disclosing actual ratios and/or other actual amounts versus the minimum/maximum ratios/amounts required. Such a presentation will allow an investor to easily understand your current status in meeting your most stringent financial covenants. In addition, if EBITDA in the debt covenant is not as commonly defined, please re-title the measure accordingly. One choice may be to call in Adjusted EBITDA.

Response:
In subsequent filings, the Company will include a tabular presentation, in the MD&A and in our Debt footnote disclosure, setting forth the Company’s most stringent debt covenants for each period presented.  The tabular presentation will include a description of the components of each ratio and how each component is calculated. An example of such tabular presentation is included as a Supplemental Schedule to this filing.

3.
We also note your response to comment 9 from our letter dated October 30, 2008. Your response indicated that your Form 10-KSB disclosed that you had available capital in the form of a $1 million Revolver and up to $5 million available under a Senior Term Note. Although we note that the Senior Term Note lender has agreed to increase the amount available to you during 2008 by an additional $5 million, it appears that as of September 30, 2008, you have no more capital available to borrow under the current terms of your Revolver or your Senior Term Note. In light of these facts, we reiterate our comment to disclose the existence of any alternate funding sources that may be available to you in the event that you are no longer able to continue raising capital through private placements. If no alternate funding sources are available, please disclose the impact that the lack of alternate funding sources will have on your business. Please refer to Section IV of SEC Release No. 33-8350.

Response:
According to the terms of the Revolving Line of Credit and the Term Loan Agreement with RBS Citizens, NA, the Company may utilize the additional $1,000,000 of the Revolver and the additional $5 million of the Term Loan Agreement if certain conditions are satisfied.  As part of our 3rd quarter 2008 10Q filing, the company properly disclosed that as of September 30, 2008, we had borrowed a total of $10.4 million on the Senior Term Note with an additional draw of $1.9 million as part of acquisition of Reptech on October 2, 2008.  This left us with an available draw of $0.7 million.  Since our filing, the Company has requested, and the Senior Lender has authorized the Company to access an additional $2 million (for a total of $15 million) on our Senior Term Note.  The Company drew the remaining portion of the capital available as part of our acquisition of the Pension Group.  As part of our 2008 10K filing, we will disclose this as well as expand our discussion of future available funding sources and/or the impact on the business if these or alternative funding sources are limited.

Note 11 – Acquisitions, page F-26

4.
We note your responses to comments 13 and 14, however, you did not show us in your response what your future filing revisions will look like. Please show us how you intend to revise your future filings to address the matters noted in comments 13 and 14 from our letter dated October 30, 2008.

Response:
In future filings, the Company’s footnote disclosure of its acquisition of The Lamoreillo Entities will be revised to correctly state the annual amortization expense and the estimated useful life of the intangible assets.  In Note 11, the last sentence of the disclosure for the acquisition of The Lamoriello Entities, will be revised as follows:

“The identifiable intangible assets listed above will be amortized for book purposes over the estimated useful lives (2 to 15 years) of the assets.  The Company recorded amortization expense for these intangible assets for the year ended December 31, 2007 of $546,433.”

In addition, the Company has disclosed in Note 2 – “Summary of Significant Accounting Policies – Contingent Consideration” and in Note 4 – “Commitments and Contingencies – Contingent Consideration Arrangements“, that in certain acquisitions the Company has agreed to pay additional consideration upon satisfaction of certain events.  In future filings, and for each Company that is discussed, the Company will add a discussion in the last paragraph that clarifies for the reader, the remaining contingent payments that could be required in the future.  If no remaining contingencies exist, the Company will state this in the footnote.  The Company intends to include the additional disclosure in future filings as follows:

Valley Forge Enterprises Ltd.
No additional consideration, contingent or otherwise remains to be paid under the terms of this agreement.

Lamoriello & Co., Circle Pension Inc., and Southeastern Pension Services, Inc.
Under the terms of the Stock Purchase Agreement, if certain EBITDA targets are met during the first two years of the Agreement, the Company agreed to pay an amount equal to 10% of the amount that is in excess of the EBITDA target.  Additional consideration will be recorded in the consolidated financial statements as goodwill.

National Actuarial Pension Services Inc.
Under the terms of the Stock Purchase Agreement, if certain EBITDA targets are met during the first two years of the Agreement, the Company agreed to pay an additional $50,000 plus an amount equal to 10% of the amount that is in excess of the EBITDA targets.  Additional consideration will be recorded in the consolidated financial statements as goodwill.

Benefit Dynamics Inc.
Under the terms of the Stock Purchase Agreement, if certain EBITDA targets are met during the first two years of the Agreement, the Company agreed to pay an amount equal to 10% of the amount that is in excess of the EBITDA target.  Additional consideration will be recorded in the consolidated financial statements as goodwill.

The Pension Alliance, Inc.
Under the terms of the Stock Purchase Agreement, if certain EBITDA targets are met, the Company agreed to pay an amount equal to 10% of the amount that is in excess of the EBITDA target.  During the first two years of the Agreement, the additional consideration will be recorded in the consolidated financial statements as goodwill.

Pentec, Inc. and Pentec Capital Management, Inc.
Under the terms of the Stock Purchase Agreement, if certain EBITDA targets are met during the first two years of the Agreement, the Company agreed to pay an amount equal to 10% of the amount that is in excess of the EBITDA target.  Additional consideration will be recorded in the consolidated financial statements as goodwill.

Note 12 – Goodwill and Other Intangible Assets, page F-34

5.
We note your response to comment 15 from our letter dated October 30, 2008. Your response did not fully address each of the aspects of our original comment. For each of the customer relationship intangible assets with an estimated life of 15 years shown on the supplemental schedule provided with your December 1, 2008 response letter, please tell us the following:

•	The individual acquisition which led to recognition of the asset;
•	Historical attrition rates associated with each acquired company’s customer groups (both before and after acquisition); and
•	Detailed industry and company specific assumptions used by you and your valuation experts determine the estimated useful lives of the intangible assets.

Response:
The supplemental schedule has been updated to identify the individual acquisition for each asset and the attrition rates (before and after acquisition) used.  The Company and its valuation experts used the historical attrition rate to determine the estimated useful lives of the intangible assets if available at acquisition date.  Industry experience indicates that customer retention is typically 95% or better due to consulting relationship between the administrator and the client as well as the complexity and costs associated with a transfer of the plan to another competitor. Customer attrition typically is more directly related to the termination of the Plan by the Plan sponsor due to poor financial performance of the sponsor company or the acquisition/merger of the plan sponsor company with another company.

FORM 10-Q FOR THE PERIOD ENDED SEPTEMBER 30, 2008

Exhibits 31.1 and 31.2

6.
Please amend your Form 10-Q filings for the periods ended March 31, 2008, June 30, 2008 and September 30, 2008 so that the first sentence of paragraph 4 of your Principal Executive Officer and Principal Financial Officer certifications includes the reference to internal control over financial reporting and Exchange Act Rules 13a-15(f) and 15d-15(f). Please refer to Item 601(b)(31) of Regulation S-K.

Response:
The Form 10-Q filings for the periods requested will be amended to include the reference noted.

“The Company’s other certifying officer and I are responsible for establishing and maintaining disclosure controls and procedures (as defined in Exchange Act Rules 13a-15(e) and 15d-15(e)) and internal control over financial reporting (as defined in Exchange Act Rules 13a-15(f) and 15d-15(f)) for the registrant and have:”

Should you have any further questions or wish to discuss the content of our response to your letter of December 9, 2008, please contact me at your convenience.

Sincerely,

/S/ John M. Davis

John M. Davis, President  & COO

National Investment Managers Inc.
Supplemental Schedule to Comment #2
Debt Covenant Compliance

	September 30, 2008	June 30, 2008	March 31, 2008
Minimum EBITDA (1)
Actual	$8,440,745	$8,607,903	$7,322,012
Covenant	$7,625,000	$7,250,000	$6,575,000

Maximum Leverage Ratio (2)
Actual	2.96	2.70	3.14
Covenant	3.00	3.30	3.30

Minimum Fixed Charge Coverage Ratio (3)
Actual	1.31	1.33	1.65
Covenant	1.25	1.25	1.25

Minimum Interest Coverage Ratio (4)
Actual	3.10	3.20	2.90
Covenant	2.00	2.00	2.00

Maximum Ratio of Total Funded Debt to Net Worth (5)
Actual	1.34	1.52	1.66
Covenant	2.50	2.50	2.50

(1) Minimum EBITDA includes for the trailing twelve month period, Net income plus the following items: consolidated interest, income taxes depreciation, amortization, non-cash charges for stock based compensation, and any non-cash extraordinary and unusual or non-recurring writedowns or writeoffs.

(2)Maximum Leverage Ratio is total funded debt divided by the sum of Minimum EBITDA and the trailing twelve months EBITDA for acquisitions.

(3) Minimum Fixed Charge Coverage Ratio is the quotient of Operating cash flow and Debt Service. Operating cash flow is the sum of Minimum EBITDA and the trailing twelve months of EBITDA from acquisitions less taxes paid during the trailing twelve month period and capital expenditures for the trailing twelve month period. Debt Service is the sum of the current portion of long term debt and the trailing twelve months of interest expense.

(4) Minimum Interest Coverage Ratio is the quotient of Minimum EBITDA divided by the trailing twelve month interest expense.

(5)Maximum Ratio of Total Funded Debt to Net Worth is the quotient of funded debt divided by the total of assets, less liabilities plus the accumulated amortization of intangible assets recorded since November 30, 2007 (the date of the SPA).

National Investment Managers, Inc.
Supplemental Schedule to Comment #5 of SEC Comment Letter Dated December 9, 2007
Schedule of Purchase Price Allocated to Customer Lists
12/30/2007

INTANGIBLE ASSETS

			LIFE IN	NET	ATTRITION	ATTRITION
INTANGIBLE ASSET	ACQUIRED COMPANY	COST	MONTHS	BOOK VALUE	RATE-PRIOR	RATE-AFTER

Customer List	Pension Administrative Services Inc.	$3,100,000	180	$2,480,000	5.90%	7.10%
Customer List	Stephen H. Rosen & Associates Inc.	2,666,884	180	2,237,220.00	N/A	1.00%
Customer List	Valley Forge Enterprises Inc.	3,680,000	180	3,189,333	N/A	2.50%
Customer List	Lamoriello Entities	3,859,000	180	3,537,417	1.00%	1.00%
Customer List	National Actuarial Pension Services Inc.	1,421,000	180	1,318,372	1.00%	1.00%
		$14,726,884		$12,762,342